INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 28, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on October 14, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund (the “Funds”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, will be reflected in the next Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”), which the Registrant will file with the Commission by October 30, 2015.

PROSPECTUS

SUMMARY SECTION

1.
Remove the subheading “What we strive to accomplish for our investors.” next to Investment Objectives and the subheading “The work we do every day to accomplish our investment objectives” next to Principal Investment Strategies sections.  Funds may not include disclosure other than that required or permitted under Items 2 through 8 of Form N-1A.  The Fund may include the subheadings under Item 9 of Form N-1A.

Response:  The Registrant has made the requested revisions.

SilverPepper Commodity Strategies Global Macro Fund

Fees and Expenses of the Fund
2.	Confirm the line item “Subsidiary expenses” is included in the “Other expenses” total pursuant to Item 3 of Form N-1A.

Response:  The Registrant confirms that the “Other expenses” total includes “Subsidiary expenses”.

3.
Footnote 2 states “Subsidiary expenses include estimated fees and expenses…” please confirm that the “Subsidiary expenses” line item represents the amount incurred during the Fund’s most recent fiscal year since this is not a new fund and remove the word “estimated”.

Response:  The Registrant confirms that the percentage reported for the “Subsidiary expenses” line item is based on amount incurred during the Fund’s most recent fiscal year and the word “estimated” has been removed.

4.	Confirm that dividend and interest expenses on securities sold short are included on the Fees and Expenses table.

Response:  The Registrant confirms that a line item for “Dividends and interest expense on short sales” has been added to the Fees and Expenses table.

Example
5.
The last sentence of the second paragraph under “Example” states, “The one-year example and the first year of the three-year example are based on net operating expenses …”, please remove “are based on net operating expenses” since it is a given that the amounts are based on net operating expenses.

Response:  The Registrant has removed the sentence since it is no longer applicable.  As stated in Footnote 3 to the “Fees and Expenses of the Fund” table, the term of the operating expense limitation agreement is in effect until November 1, 2025.  A copy of the Operating Expense Limitation Agreement will be included in the Amendment filing.

Principal Investment Strategies
6.	Define “non-U.S. equities”.

Response:  The Registrant replaced “non-U.S. equities” with “foreign equities”.

7.
In light of the term “global’ in the Fund name, clearly describe or specify how is the Fund’s investments tied economically to various countries or regions throughout the world.  The statement that commodities “provide global exposure because of the global nature of the production and consumption of the commodities underlying such contracts” is not an adequate explanation.

Response:  The Registrant has revised the disclosure as follows (emphasis added):

“Under normal market conditions, the Fund expects to primarily invest in securities and instruments that provide investment exposure to a variety of countries and regions throughout the world, including both developed and emerging markets.  For purposes of compliance of this investment policy, the Advisor and Sub-Advisor consider the Fund’s investment in foreign currencies, sovereign debt, foreign equities and futures contracts that are linked to the performance of commodities, to provide global exposure because of the global nature of the production and consumption of the commodities underlying such contracts.  In particular, the Fund may invest in foreign currencies, sovereign debt, foreign equities and futures contracts that are linked to the performance of commodities.  The commodities underlying the futures contracts in which the Fund invests are produced and consumed throughout the world.  Adverse economic, social, political or environmental conditions may affect the production and/or consumption of certain commodities in different countries or regions and, therefore, may have a significant effect on the overall value of such commodities.  As a result, the Advisor and Sub-Advisor consider futures contracts linked to the performance of commodities to be tied to the economic fortunes and risks of various countries throughout the world.  The Fund further expects that, under normal circumstances, to provide investment exposure to at least three different countries other than the U.S.”

8.
The fifth paragraph states “The investment approach also places a strong emphasis on risk management.” if derivatives are used for risk management, add disclosures indicating that derivatives are used and the purpose for the use of derivatives.

Response:  The Registrant has added the following sentence:  “Galtere uses futures and options contracts for risk management in an attempt to reduce or eliminate position-specific risk or volatility.”

9.
Replace “positions” with “issuers” in the paragraph that states, “The Commodity Strategies Global Macro Fund is “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that it may invest more of its assets in fewer positions than a “diversified” mutual fund.”

Response:  The requested revision has been made.

Principal Risks
10.
The “Principal Risks” under the Summary Section is approximately four pages, it is too long and needs to be condensed, see “IM Guidance Update, June 2014, No. 2014-08” issued in June of 2014 regarding the length of the Summary Section in fund prospectuses.

Response:  The Registrant has shortened the “Derivatives Risk” and “Tax Risks” disclosures under this section.

11.
The Derivatives Risk disclosure refers to options, swaps and forward contracts but only futures contracts are mentioned in Principal Investment Strategies, please revise accordingly.  In addition, revise the paragraph to shorten the disclosures under the Summary Section.

Response:  The last sentence of the seventh paragraph under Principal Investment Strategy states “The Subsidiary will generally invest in derivatives, including futures, options, swaps, commodity interests and other investments intended to serve as margin or collateral for swap positions.”  In the next paragraph, it also states “References in this Prospectus to investments by, and activities and risks of, the Commodity Strategies Global Macro Fund may also include investments by, and activities and risks of, the Subsidiary.”  As noted in response to #10 above, the Registrant has condensed the “Derivatives Risks” disclosure.

12.
The Tax Risk disclosure states that “The Commodity Strategies Global Macro Fund intends to take the position that income from its investments in commodity interests and in the Subsidiary will constitute “qualifying income” even in the event that the Subsidiary does not distribute all of its income on an annual basis.  In the absence of a ruling issued to the Commodity Strategies Global Macro Fund, however, there can be no certainty in this regard, and the Fund has not sought an opinion from counsel on this position.”  State in the response letter how the Fund determined income from investments in commodity interests and in the Subsidiary will constitute “qualifying income” in the absence of an opinion from counsel (i.e., advice from counsel).

Response:  As noted in the prospectus, the Internal Revenue Service has suspended the issuance of private letter rulings relating to regulated investment companies’ income from commodities-related investments, including those held through controlled foreign corporations such as the Subsidiary.  The Fund has consulted with tax counsel as to the treatment of the Subsidiary’s income.  While tax counsel was not requested to provide, and has not provided, a tax opinion, tax counsel has advised the Fund that its position regarding income derived from the Subsidiary is supported by the plain language of Section 851(b) (2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and by the legislative history of Code Section 851.  The Fund’s position is also consistent with the private letter rulings previously issued by the Internal Revenue Service addressing the issue, although those private letter rulings may only be relied upon by the entities to which they were issued.

SilverPepper Merger Arbitrage Fund

Example
13.
The last sentence of the second paragraph under “Example” states, “The one-year example and the first year of the three-year example are based on net operating expenses …”, please remove “are based on net operating expenses” since it is a given that the amounts are based on net operating expenses.

Response:  The Registrant has removed the sentence because it is no longer applicable.  As stated in Footnote 1 to the “Fees and Expenses of the Fund” table, the term of the operating expense limitation agreement is in effect until November 1, 2025.  A copy of the Operating Expense Limitation Agreement will be included in the Amendment filing.

Principal Investment Strategies
14.
The paragraph that starts with “The spread that exists between the trading price and the future contractual price is a function of risk…” is a discussion of the risks of the merger arbitrage strategy, consider moving this paragraph to the “Principal Risks” section.

Response:  The Registrant has moved the disclosure to the Merger and Other Arbitrage Transactions Risk paragraph under “Principal Risks” section.

15.	Eighth paragraph of this section, revise the terms “actively trade the spread” and “reversing the spreads” in plain English.

Response: The Registrant has revised the sentence as follows:  “Brown Trout may actively buy or sell merger investments based on their assessment of the merger's risks and profit opportunity.”

16.
The ninth paragraph of this section states that the Fund may “from time to time, focus its investments in one or more industries or sectors.”  If the Fund’s focuses on any one industry rises to concentration level, disclose the specific industry and related risks.

Response:  The Fund does not expect to concentrate in any specific industry and confirms that the Fund will not invest more than 25% of its net assets in any one industry.

Principal Risks
17.	Consider shortening or summarizing the “Derivatives Risk” disclosure.

Response:  The Registrant has shortened the “Derivatives Risk”  disclosures under this section.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

18.	The Staff comments provided for Item 4 under the Summary Section also applies to the information provided under Item 9 of Form N-1A and should be updated accordingly.

Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

19.
Add disclosure in the Registration Statement that (1) the Subsidiary complies with the compliance policies and capital structure under Section 8 of the 1940 Act and that the Subsidiary in aggregate with the Fund complies with Section 18 of the Investment Company Act of 1940 (the “40 Act”, (2) the Subsidiary complies with affiliated transactions and custody under Section 17 of the 40 Act, (3) that each investment advisor to the Subsidiary complies with Section 15 of the 40 Act as an investment advisor to the Fund, and (4) file the Subsidiary’s investment advisory agreement with the Registration Statement.  In addition, disclosures applicable to the Subsidiary will also apply to any underlying trading entities or confirm in the response letter that there are no underlying trading entities.

Response:  The Registrant confirms that the Subsidiary does not have any underlying subsidiaries or trading entities. The Subsidiary's investment advisory and sub-advisory agreements were previously filed in Post-Effective Amendment No. 399 filed with the Commission on September 3, 2013. The Registrant has added that each of the Advisor and Sub-Advisor to the Subsidiary complies with Section 15 of the 40 Act as an investment to the Fund under “Management of the Funds – The Advisor” section of the Prospectus.  In addition, the Registrant has added the following disclosures in the second paragraph under “INVESTMENT STRATEGIES, POLICIES AND RISKS” section of the SAI:

“The Subsidiary is subject to the same compliance policies and capital structure under Section 8 of the 1940 Act and affiliated transactions and custody requirements under Section 17 of the 1940 Act.  In addition, the Subsidiary in aggregate with the Fund complies with Section 18 of the 1940 Act.  ”

Principal Risks Common to Both Funds
20.
“Asset Segregation Risk” states “By setting aside assets equal to only its net obligations under cash-settled instruments, a Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the instruments.”  Clarify that the use of the net obligations for asset segregation purposes is only permitted for cash-settled futures contracts, not all cash-settled instruments.

Response:   The Registrant has revised the statement as follows (emphasis added):  “By setting aside assets equal to only its net obligations under cash-settled futures contracts, a Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the futures contracts.”

MANAGEMENT OF THE FUND

The Advisor
21.	First sentence of the second paragraph states that “SilverPepper specializes in offering mutual-fund investors hedge investment strategies.” Clarify what is meant by “hedge investment strategies”.

Response:  The following have been revised as follows “Founded in 2011, SilverPepper specializes in offering mutual-fund investors hedged investment strategies (i.e. strategies aimed at reducing risk, as in "hedge your bets.")   With the ability to hedge their bets, the SilverPepper Funds provide additional ways to protect against loss, and potentially profit, regardless of the direction of the market.”

22.
The last sentence states, “A discussion regarding the basis for the Board's approval of each Advisory and Sub-Advisory Agreement is available in the Funds’ Semi-Annual Report dated December 31, 2013.”  Verify that “December 31, 2013” referenced Semi-Annual report is current or update accordingly.

Response:  The Registrant confirms the December 31, 2013 is accurate as each of the Advisory and Sub-Advisory Agreement was approved in 2013 for an initial two-year term.

Sub-Advisors
23.	Describe the basis of each sub-advisor’s compensation (i.e., based on a percentage of the Fund’s average net assets.)

Response:  The Registrant has added disclosures to state that the Advisor compensates each Sub-Advisor a management fee based on the Fund’s average daily net assets, out of the 1.50% investment advisory fees it receives from the each Fund.

Portfolio Manager of the Commodity Strategies Global Macro Fund
24.	Add disclosure that Ms. Haugerud is primarily responsible for the day-to-day management of the Fund’s portfolio.

Response:  The Registrant has made the requested change.

Prior Performance for Similar Account Managed by Galtere
25.	Confirm that the Sub-Advisor has the records necessary to support the performance calculations required under Rule 204-2-(a)(16) of the Advisers Act of 1940, as amended (the “Advisers Act”).

Response:  The Registrant has obtained confirmation from the Fund’s Advisor that Galtere has the records necessary to support the performance calculation required under Rule 204-2-(a)(16) of the Advisers Act.

26.
The second sentence of the first paragraph states “The Galtere Private Fund has substantially the same investment objective and strategies as the SilverPepper Commodity Strategies Global Macro Fund.”, add the word “policies”.

Response:   The Registrant has revised the statement as follows (emphasis added): “The Galtere Private Fund has substantially the same investment objective, policies, and strategies as the SilverPepper Commodity Strategies Global Macro Fund.”

27.	Revise the phrase “geometrically linking the monthly returns” in plain English.

Response:  The Registrant has revised the statement as follows: “The annual returns shown below are calculated by geometrically linking (compounding) the monthly returns.”

28.
Footnote 2 to the Average Annual Total Return table states that the “Galtere Private Fund that participated in a real estate investment opportunity available to investors in the Galtere Private Fund that will not be available to the SilverPepper Commodity Strategies Global Macro Fund, and (2) performance of shares of the Galtere Private Fund that did not participate in the real estate investment opportunity.”  Confirm that the Fund believes even with the absence of the real estate investment opportunity, the investment objective, policies, and strategies of the Galtere Private Fund are substantially similar to the Fund and the difference does not caused the performance presented to be misleading.

Response:  The Registrant obtained confirmation from the Fund’s Advisor and Sub-Advisor that the investment objective, policies, and strategies of the Galtere Private Fund are substantially similar to the Fund.  In addition, the real estate investment comprised only approximately 1.7% of the assets of the Galtere Private Fund therefore, the Registrant believes it does not caused the performance presented to be misleading.

Portfolio Manager of the Merger Arbitrage Fund
29.	Add disclosure that Mr. Gerbel is primarily responsible for the day-to-day management of the Fund’s portfolio.

Response:  The Registrant has made the requested change.

Prior Performance for Similar Account Managed by Brown Trout
30.	Confirm that the Sub-Advisor has the records necessary to support the performance calculation required under Rule 204-2-(a)(16) of the Advisors Act.

Response: The Registrant has obtained confirmation from the Fund’s Advisor that Brown Trout has the records necessary to support the performance calculations required under Rule 204-2-(a)(16) of the Advisers Act.

31.
The second sentence of the first paragraph states “The Brown Trout Private Fund has substantially the same investment objective and strategies as the SilverPepper Merger Arbitrage Fund.”, add the word “policies”.

Response:   The Registrant has revised the statement as follows (emphasis added): “The Brown Trout Private Fund has substantially the same investment objective, policies, and strategies as the SilverPepper Merger Arbitrage Fund.”

32.
Confirm that there are no other accounts managed by Brown Trout with investment objectives, strategies, and investment policies and restrictions substantially similar to those of the SilverPepper Merger Arbitrage Fund.

Response:  The Registrant confirms that the Brown Trout Private Fund is the only fund or account managed by the Sub-Advisor with investment objectives, strategies, and policies and restrictions substantially similar to those of the Fund.  In addition, the Fund has revised the second sentence of the paragraph as follows: “The Brown Trout Private Fund is the only fund or account managed by Brown Trout with investment objectives, strategies, and investment policies and restrictions substantially similar to those of the SilverPepper Merger Arbitrage Fund.”

33.	Revise the phrase “geometrically linking the monthly returns” in plain English.

Response:  The Registrant has revised the statement as follows:  “The annual returns shown below are calculated by geometrically linking (compounding) the monthly returns.”

Buying Shares
34.	Consider adding that the Advisor Class shares do not incur distribution fees to the first bullet under this section.

Response:  The Registrant has revised the statement to state “Advisor Class shares generally incur a shareholder service fee but do not incur distribution fees.”

Selling (Redeeming) Fund Shares - Through a broker-dealer or other financial intermediary
35.
The third sentence states “The financial intermediary must receive and transmit your redemption order to the Transfer Agent prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.”  This is inconsistent with Rule 22c-1-a.  If the financial intermediary receives the order prior to 4: p.m. Eastern Time, the investor should receive the current day’s NAV pursuant to Rule 22c-1-a regardless when the financial intermediary transmits the order to the Transfer Agent.  Please revise.

Response:  The Registrant has revised the sentence as follows: “The financial intermediary must receive your redemption order prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Rita Dam
Rita Dam
Investment Managers Series Trust